                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                                 --------------

                                   ERO, INC.
                           (Name of Subject Company)

                                 --------------


                              HC ACQUISITION CORP.
                              HEDSTROM CORPORATION

                                   (Bidders)
                                 --------------
                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                                 --------------

                              -------------------
                              268911104 (Common Stock)
                     (CUSIP number of Class of Securities)
                                 --------------

                                 Alan B. Menkes
                     Hicks, Muse, Tate & Furst Incorporated
                    1325 Avenue of the Americas, 25th Floor
                            New York, New York 10019

          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)
                                 --------------
                                    Copy to:
                               Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                           New York, New York  10153
                                 --------------

                                April 10, 1997
      (Date of Event which Registration Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
===============================================================================
           TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
               $122,600,000                                 $24,520
===============================================================================
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 10,274,300 shares of common stock, par value $.01 per share (the "Shares"), at a per Share purchase price of $11.25 and the cancellation of and settlement with respect to options to purchase 1,458,000 Shares. Such number of Shares and options represents all of the Shares and options outstanding as of April 10, 1997.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:  None          Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable                        Date Filed:  Not Applicable

                             Page 1 of 8 Pages
                       Exhibit Index is located on Page 1

CUSIP NO. 268911104             14D-1             PAGE 2 OF 8 PAGES

-----------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
 1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                HC Acquisition Corp.
-----------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                                                 (a)  [ ]
                                                                                                   (b)  [ ]
-----------------------------------------------------------------------------------------------------------
           SEC USE ONLY
 3
-----------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS
 4                 BK, AF
-----------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f).      [ ]

-----------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
-----------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 7           PERSON 3,940,000*
-----------------------------------------------------------------------------------------------------------
 8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                         [ ]

-----------------------------------------------------------------------------------------------------------
 9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   38.3%
-----------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
10                 CO
-----------------------------------------------------------------------------------------------------------


         * On April 10, 1997, Hedstrom Corporation, a Delaware corporation ("Parent"), and HC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with ERO, Inc., a Delaware corporation (the "Company") and Golder, Thoma, Cressey Fund III Limited Partnership (the "Selling Stockholder"), pursuant to which the Selling Stockholder agreed to validly tender and not withdraw an aggregate of 3,940,000 shares of the Company's common stock, par value $.01 per share (the "Shares") pursuant to Purchaser's offer to purchase all outstanding Shares at a purchase price per Share of $11.25, net to the seller in cash. The Stockholders Agreement is more fully described in Section 12 of the Offer to Purchase, dated April 17, 1997.

CUSIP NO. 268911104               14D-1                  Page 3 of 8 Pages

                                                                                                        <
-----------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
 1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                   Hedstrom Corporation
-----------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                                                 (a)  [ ]
                                                                                                   (b)  [ ]
-----------------------------------------------------------------------------------------------------------
           SEC USE ONLY
 3
-----------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS
 4                 BK, AF, OO
-----------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f).      [ ]

-----------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
-----------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 7           PERSON  3,940,000*

-----------------------------------------------------------------------------------------------------------
 8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                         [ ]

-----------------------------------------------------------------------------------------------------------
 9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                   38.3%
-----------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
10                 CO
-----------------------------------------------------------------------------------------------------------


         * On April 10, 1997, Hedstrom Corporation, a Delaware corporation ("Parent"), and HC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with ERO, Inc., a Delaware corporation (the "Company") and Golder, Thoma Cressey Fund III Limited Partnership (the "Selling Stockholder"), pursuant to which the Selling Stockholder agreed to validly tender and not withdraw an aggregate of 3,940,000 shares of the Company's common stock, par value $.01 per share (the "Shares") pursuant to Purchaser's offer to purchase all outstanding Shares at a purchase price per Share of $11.25, net to the seller in cash. The Stockholders Agreement is more fully described in Section 12 of the Offer to Purchase, dated April 17, 1997.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 and Statement on
Schedule 13D is filed by HC Acquisition Corp., a Delaware corporation ("Purchaser"), and Hedstrom Corporation, a Delaware corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ERO, Inc., a Delaware corporation (the "Company"), at $11.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company, a Delaware corporation, is ERO, Inc. (the "Company"). The address of the Company's principal executive offices is 585 Slawin Court, Mount Prospect, Illinois 60056.

         (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g)   This Statement is filed by Purchaser and Parent.  The
information set forth on the cover page of, under "Introduction" and in Section 9 of, and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, neither Purchaser or Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)     None.

         (b) The information set forth under "Introduction," and in Sections 8, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b)   The information set forth under "Introduction" and in
Section 10 of the Offer to Purchase is incorporated herein by reference.

         (c)     Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

         (a)-(e) The information set forth under "Introduction" and in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth under Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "Introduction" and in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "Introduction" and in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth under "Introduction" and in Sections 9, 10, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         (a) The information set forth under Sections 8, 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

         (b)-(e) The information set forth under Sections 10 and 15 of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       99(a)(1)  Offer to Purchase, dated April 17, 1997.

       99(a)(2)  Letter of Transmittal.

       99(a)(3)  Notice of Guaranteed Delivery.

       99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       99(a)(7)  Form of Summary Advertisement, dated April 17, 1997.

       99(a)(8)  Text of Press Release, dated April 11, 1997.

       99(b)(1) Equity Commitment Letter, dated April 10, 1997, from Hicks Muse Equity Fund II, L.P. to Parent.

       99(b)(2) Engagement Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

       99(b)(3) Senior Discount Notes Commitment Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

       99(b)(4) Bridge Loan Commitment Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

       99(b)(5) Acquisition Credit Facilities Commitment Letter, dated April 10, 1997, from Credit Suisse First Boston Corporation to Parent.

       99(c)(1) Agreement and Plan of Merger, dated April 10, 1997, among Parent, Purchaser, and the Company.

       99(c)(2) Stockholders Agreement, dated April 10, 1997, among Parent, Purchaser, the Company and Golder, Thoma, Cressey Fund III Limited Partnership.

       99(d)     None.

       99(e)     Not applicable.

       99(f)     None.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                                           HC ACQUISITION CORP.


                                           By: /s/ Andrew S. Rosen
                                               ---------------------------------
                                               Title:  Vice President

                                           HEDSTROM CORPORATION


                                           By: /s/ Andrew S. Rosen
                                               ---------------------------------
                                               Title:  Vice President

                                 EXHIBIT INDEX


Exhibit

99(a)(1)   Offer to Purchase, dated April 17, 1997.

99(a)(2)   Letter of Transmittal.

99(a)(3)   Notice of Guaranteed Delivery.

99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99(a)(7)   Form of Summary Advertisement, dated April 17, 1997.

99(a)(8)   Text of Press Release, dated April 11, 1997.

99(b)(1) Equity Commitment Letter, dated April 10, 1997, from Hicks Muse Equity Fund II, L.P. to Parent.

99(b)(2) Engagement Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

99(b)(3) Senior Discount Notes Commitment Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

99(b)(4) Bridge Loan Commitment Letter, dated April 11, 1997, from Credit Suisse First Boston Corporation to Parent.

99(b)(5)   Acquisition Credit Facilities Commitment Letter, dated April
           10, 1997, from Credit Suisse First Boston Corporation to Parent.

99(c)(1) Agreement and Plan of Merger, dated April 10, 1997, among Parent, Purchaser, and the Company.

99(c)(2) Stockholders Agreement, dated April 10, 1997, among Parent, Purchaser, the Company and Golder, Thoma, Cressey Fund III Limited Partnership.

99(d)      None.

99(e)      Not applicable.

99(f)      None.